Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Southland Capital Co.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Placer Sierra Bancshares of our report dated May 21, 2004, with respect to the consolidated balance sheets of Southland Capital Co. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the registration statement on Form S-1/A of Placer Sierra Bancshares.

/S/ KPMG LLP

Los Angeles, California

August 17, 2004